UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

2011 Results

Ángel Cano, BBVA’s President & COO

February 2nd 2012

BBVA

2011 Results / February 2nd 2012

Disclaimer

This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates.

This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.

BBVA

2011 Results / February 2nd 2012

1 Highlights

2 Business areas

BBVA

2011 Results / February 2nd 2012

2011: diverse macroeconomic scenario …

GDP 2011

Emerging markets +6.4%

United States +1.7%

Europe +1.6%

(1) Asia (except for Japan), Turkey, Argentina, Chile, Colombia, Peru, Venezuela and Mexico

(2) EMU

BBVA

2011 Results / February 2nd 2012

… in which Europe was the main focus of attention …

Weaknesses Improvements

Incomplete fiscal consolidation Changes of government

Sovereign debt crisis Fiscal agreement and budget adjustments

Financial gridlock

European Central Bank

Need of new mechanisms

Greek debt negotiations

Greek crisis

BBVA

2011 Results / February 2nd 2012

… affecting European banks

Four sources of concern

1 Capital

2 Liquidity

3 Risk

4 Earnings

Profound revision of business models

BBVA

2011 Results / February 2nd 2012

BBVA: structurally resilient and able to adapt to new scenarios

1 Capital Compliance with EBA recommendations without selling strategic assets

2 Liquidity Market access despite adverse conditions and a solid position in readiness for 2012

3 Risk Highly stable indicators thanks to prudent strategy and anticipation

4 Earnings Resilience with recovery of upward trend in revenue and investing for the future

The result of a forward-looking business model

BBVA

2011 Results / February 2nd 2012

1 Capital

Substantial capacity to generate capital …

Core capital ratio

BBVA Group

(%)

+20bp in quarter

1.0 0.2 10.3

0.8 -0.2

8.5

Dec.10 incl. Garanti

Organic generation

Conversion pref. shares

BIS 2.5

Other

Dec.11

BBVA

2011 Results / February 2nd 2012

1 Capital

… that will allow us to meet the EBA recommendations

EBA proforma core capital ratio

BBVA Group

(%)

Stable dividend policy

1.6% 8.7%

7.1%

Highest RWAs to total assets ratio (55%) compared to peer group after BIS 2.5 effect

Sep. 11 Latest qtr Dec. 11 Without selling strategic assets

Buffer €6.3bn -€5.3bn €1bn

0.3% EBA gap, which we will easily close before compliance deadline

BBVA

2011 Results / February 2nd 2012

2 Liquidity

Solid liquidity of euro balance sheet

1 Lower funding needs Liquidity gap -€24bn since May.10

-€4bn in quarter

2 Strategic use of ECB finance lines

€11bn

3 Access to markets despite adverse conditions

4 Lowest redemptions in 2012 amongst peer group

€11bn

5 Enough additional collateral to absorb any liquidity shocks

BBVA 2011 Results / February 2nd 2012

3 Risk

Risk: very stable indicators

NPAs – net balance

BBVA Group

(€bn)

15.7 15.5 15.8 16.0 15.9

Dec.10 Mar.11 Jun.11 Sep.11 Dec.11

NPA & coverage ratios

BBVA Group

(%)

Coverage ratio

62 61 61 60 61

4.1 4.1 4.0 4.1 4.0

NPA ratio

Dec.10 Mar.11 Jun.11 Sep.11 Dec.11

For the 8th quarter running

BBVA 2011 Results / February 2nd 2012

4 Earnings

Resilient earnings despite highly complex environment …

Net attributable profit

BBVA Group

(€m)

-12.8%

4,606

4,015

€3bn after USA impairment

2010 2011

We maintain our ability to generate earnings despite the depth and duration of the crisis

BBVA 2011 Results / February 2nd 2012

4 Earnings

… supported by a suitably diversified portfolio, differentiated management strategies …

Breakdown of net attributable profit*

BBVA Group

(€m)

Eurasia

19% Spain

25%

5% USA

32%

Mexico 19%

South America

Mexico & South America: growth

Spain: resilience and opportunity

USA: transformation

Eurasia: growing contribution

* Excluding corporate activities and USA impairment

BBVA 2011 Results / February 2nd 2012

4 Earnings

… and by resilient net interest income that is now on an upward trend …

Net interest income

€13,160m (-1.2%)

(+1.0% in constant €)

Net interest income

BBVA Group

Quarterly average and quarter-on-quarter

(€m)

+6.0%

3,470 3,330 3,290 3,175 3,215 3,286 3,485

Ave. qtr.’09

Ave. qtr. ’10

Ave. qtr. ’11

1Q11

2Q11 3Q11 4Q11

Highlights

Buoyant activity in emerging economies

Price management in developed economies

Quarterly improvement throughout the year

BBVA 2011 Results / February 2nd 2012

4 Earnings

… demonstrating the power of our recurrent revenues

Gross income

€20,566m (-1.6%)

(+0.3% in constant €)

Gross income excluding NTI + dividends

BBVA Group

Quarterly average and quarter-on-quarter

(€m)

+5.8%

4,670 4,622 4,631 4,488 4,566 4,602 4,869

Maintaining the volume of recurrent revenues …

NTI + dividends 497 606 510 775 595 25 646

… and recovery of NTI and dividend income

Ave. qtr. ’09

Ave. qtr. ’10

Ave. qtr. ’11

1Q11 2Q11 3Q11 4Q11

BBVA 2011 Results / February 2nd 2012

4 Earnings

Costs: action to strengthen our future position

Costs €9,951m (+11.0%)

Ahead in efficiency

Peer 1 44%

BBVA 48%

Peer 2 52%

Peer 3 52%

Peer 4 54%

Peer 5 58%

Peer 6 58%

Peer 7 59%

Peer 8 61%

Peer 9 62%

Peer 10 64%

Peer 11 68%

Peer 12 73%

Peer 13 74%

Peer 14 79%

Opportunities

Growth in emerging economies

Globalisation of retail business

Technological transformation

Perimeter

+4.2%

Technology

+1.6%

Growth

+1.3%

Recurrent business

+3.9%

+11.0%

Peer Group: BARCL, BBVA, BNP, CASA, CMZ, CS, DB, HSBC, ISP, LLOYDS, RBS, SAN, SG, UBS, UCI. Peer Group figures at 9M11 BBVA at 12M11

BBVA 2011 Results / February 2nd 2012

4 Earnings

Stable loan-loss and real estate provisioning

Loan-loss and real estate provisioning / operating income

BBVA Group (%)

Loan-loss and real estate provisioning

BBVA Group (€m)

47 46 43

2009 2010 2011

5,671 5,146 4,944

2009 2010 2011

Risk premium

1.5% 1.3% 1.2%

Stable generic levels during the year

Coverage reinforced with NTI in quarter (+€200m generic provisions in Spain)

BBVA 2011 Results / February 2nd 2012

4 Earnings

Summary: resilience in difficult times

(€m)

BBVA Group Accum Growth 12M11 / 12M10

12M11 Abs.%

Net Interest Income 13,160 -160 -1.2%

Gross Income 20,566 -344 -1.6%

Operating Income 10,615 -1,327 -11.1%

Net Attributable Profit excluding impairment 4,015 -591 -12.8%

Net impairment -1,011

Attributable Profit 3,004

Excluding one-offs

ROE: 10.6%

RORWA: 1.4%

ROA: 0.8%

EPS:€0.85

BBVA 2011 Results / February 2nd 2012

Shareholder remuneration policy

Proposed shareholder remuneration

Total dividend: €0.42 per share

Maintaining the current payout policy

BBVA 2011 Results / February 2nd 2012

1 Highlights

2 Business areas

BBVA 2011 Results / February 2nd 2012

Spain: net interest income stabilises

Customer spread*

Quarter-by-quarter

(%)

1.6% 1.8% 2.0%

4Q10 2Q11 4Q11

Net interest income

Quarter-by-quarter

(€m)

1,304 1,252 1,178 1,143 1,109 1,102 1,096 1,091

1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11

* Excluding markets

BBVA 2011 Results / February 2nd 2012

Spain: costs and risk contained

Costs

(€m)

-0.5%

2,844 2,815 2,801

12M09 12M10 12M11

NPA & coverage ratios

(%)

Coverage ratio

44 43 43 42 44

4.8 4.8 4.7 4.9 4.8

NPA ratio

Cum. specif. risk premium

Dec.10 Mar.11 Jun.11 Sep.11 Dec.11

1.0 0.7 0.7 0.7 0.8

Costs contained since start of crisis

Risk indicators stable for eight consecutive quarters

Generic provisions unchanged in year

BBVA 2011 Results / February 2nd 2012

Spain: better starting point to meet new regulatory requirements related to developers

Exposure to real estate assets with difficulties

BBVA Group vs financial sector (figures at June 2011)

Developer loans / total lending (%)

30% 25% 20% 15% 10% 5% 0%

0% 2% 4% 6% 8% 10% 12% 14%

Peer 17

Peer 16

Peer 15

Peer 14

Peer 13

Peer 12

Peer 11

Peer 10

Peer 9

Peer 8

Peer 7

Peer 6

Peer 5

Peer 4

Peer 3

Peer 2

Peer 1

BBVA

Foreclosed assets / total lending (%)

Operating income €3,556m

Loan provisioning buffer €1,865m

Operating income / provisioning 2.1

BBVA 2011 Results / February 2nd 2012

Spain: income statement

(€m)

Spain Accum. Growth 12M11 / 12M10

12M11 Abs. %

Net Interest Income 4,399 - 478 -9.8%

Gross Income 6,357 -698 -9.9%

Operating Income 3,556 -684 -16.1%

Income Before Tax 1,914-1,246 -39.4%

Net Attributable Profit 1,363 -892 -39.5%

BBVA 2011 Results / February 2nd 2012

EurAsia: buoyant activity in all regions

Gross income – rest of Europe

(€m)

+95.1%

658 1.283

580

Turkey

703

Rest of Europe

CAGR N.A.

+6.9%

12M10 12M11

Breakdown of gross income - Eurasia

(%)

29.7%

36.0%

Asia Other Europe

Turkey

Gross income - Asia

(€m)

+58.3%

422 669

105 113

317 556

CAGR

Organic +7.5%

CNCB +75.1%

12M10 12M11

Strong growth in Asia and Turkey, and CIB is resilient in Europe – all in line with previous quarters

BBVA 2011 Results / February 2nd 2012

EurAsia: income statement

(€m)

EurAsia Accum. Growth 12M11 / 12M10

12M11 Abs. %

Net Interest Income 801 + 456 n.s.

Gross Income 1,952 + 872 80.7%

Operating Income 1,307 + 522 66.5%

Income Before Tax 1,170 + 495 73.3%

Net Attributable Profit 1,027 + 439 74.8%

BBVA 2011 Results / February 2nd 2012

Mexico: local business is driving activity

Lending

Year-on-year change (% average balances)

4.9% 8.2%

CIB Local business

Customer funds

Year-on-year change (% average balances)

2.7% 11.4%

CIB Local business

Local business

13.8% 18.0%

6.0%

Retail SMEs Corporate + Govt.

Local business

10.2% 11.3%

2.6%

Transactional Time Off balance sheet

2.1 million new customers in the last year*

* Nov.11 vs Nov.10

BBVA 2011 Results / February 2nd 2012

Mexico: upward trend in net interest income

Net interest income

Quarter-by-quarter (Constant €m)

878 888 889 915 923 942 948 1,013

1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11

Net interest income

(Cum. yr/yr change)

Local +14.5%

CIB +0.2%

Total +7.2%

Quarterly and annual record for net interest income and gross income

BBVA 2011 Results / February 2nd 2012

Mexico: costs in line with our growth plans and stable risk premium

Costs

(Constant €m)

+9.4%

1,838 2,012

Recurrent business: +3.8%

Growth and technology: +5.6%

12M10 12M11

Network segmentation

ATMs: +950

POS: +20,308

Headcount: +1,868

NPA & coverage ratios

(%)

Coverage ratio

150 152 136 134 128 120

3.4 3.2 3.2 3.4 3.5 3.5

NPA ratio

Sep.10 Dec.10 Mar.11 Jun.11 Sep.11 Dec.11

Cum. risk premium

3.9% 3.6% 3.4% 3.4% 3.4% 3.3%

BBVA 2011 Results / February 2nd 2012

Mexico: income statement

(Constant €m)

Mexico Accum. Growth 12M11 / 12M10

12M11 Abs. %

Net Interest Income 3,827 +256 7.2%

Gross Income 5,550 +231 4.3%

Operating Income 3,539 +57 1.6%

Income Before Tax 2,299 +92 4.2%

Net Attributable Profit 1,741 +89 5.4%

BBVA 2011 Results / February 2nd 2012

South America: strong growth …

Lending

Year-on-year change

(% average balances)

22.2 27.6 27.6 30.8 27.4

Dec.10 Mar.11 Jun.11 Sep.11 Dec.11

Mkt share lending

10.6%

(+10bp yr/yr*)

Cust. funds on balance sheet

Year-on-year change

(% average balances)

20.2 24.8 26.1 29.3 29.2

Dec.10 Mar.11 Jun.11 Sep.11 Dec.11

Mkt share deposits

10.4%

(+4bp yr/yr*)

1 million new customers in the last year*

* Nov.11 vs Nov.10

BBVA 2011 Results / February 2nd 2012

South America: … leading to higher revenue

Net interest income

Quarterly average and quarter-on-quarter

(Constant €m)

+8.8%

542 601 791 687 754 825 898

Ave.qtr. ‘09 Ave.qtr. ‘10 Ave.qtr. ‘11 1Q11 2Q11 3Q11 4Q11

Gross income

(Constant €m)

+21.4%

3,671 4,457

12M10 12M11

New quarterly and annual records for net interest income & gross income

BBVA 2011 Results / February 2nd 2012

South America: ambitious growth plans for region and best risk indicators in the Group

Costs

(Constant €m)

+27.1%

2,042

1,607

Recurrent business: +14.2%

Growth and perimeter: +12.9%

12M10 12M11

Headcount: +1,116

ATMs: +603

Branches: +111

NPA & coverage ratios

(%)

Coverage ratio 139 130 134 138 140 146

2.4 2.5 2.5 2.4 2.3 2.2

NPA ratio

Sep.10 Dec.10 Mar.11 Jun.11 Sep.11 Dec.11

Cum. risk premium 1.5% 1.5% 1.6% 1.3% 1.3% 1.3%

BBVA 2011 Results / February 2nd 2012

South America: income statement

(Constant €m)

South America Accum. Growth 12M11 / 12M10

12M11 Abs. %

Net Interest Income 3,164 + 760 31.6%

Gross Income 4,457 + 786 21.4%

Operating Income 2,415 + 351 17.0%

Income Before Tax 1,877 + 259 16.0%

Net Attributable Profit 1,007 + 141 16.2%

BBVA 2011 Results / February 2nd 2012

United States: selective growth of business and good price management …

Activity

Cum. production

Year-on-year change

(%)

Consumer 59

C&IB 36

Mortgages 27

Customer funds on retail balance sheet

Year-on-year change

(% average balances)

7.5

-17.7

Unremunerated Remunerated

Prices

Cost of deposits

(%)

0.58 0.54 0.51 0.42 0.36

4Q10 1Q11 2Q11 3Q11 4Q11

Customer spread

(%)

3.9 3.8

12M10 12M11

Information on this slide related to the Compass BG.

BBVA 2011 Results / February 2nd 2012

United States: … with a positive impact on revenue

Net interest income – local business

Quarterly average and quarter-on-quarter

(Constant €m)

349 357 345 354 365 365

Ave. qtr. Ave. qtr. 1Q11 2Q11 3Q11 4Q11 ‘10 ‘11

Net interest income - CIB

Quarterly average and quarter-on-quarter

(Constant €m)

49 38 39 40 38 37

Ave. qtr. Ave. qtr. 1Q11 2Q11 3Q11 4Q11 ‘10 ‘11

BBVA 2011 Results / February 2nd 2012

United States: risk levels continue to improve

Loan-loss provisions

(Constant €m)

-49.1% 679 346

12M10 12M11

Cum. risk premium 1.7% 0.9%

NPA & coverage ratios

(%)

Coverage ratio

61 64 67 69 73

4.4 4.5 4.2 3.9 3.6

NPA ratio

Dec.10 Mar.11 Jun.11 Sep.11 Dec.11

Cumulative

Gross additions to NPA: -41%

Recoveries / additions: 93%

BBVA 2011 Results / February 2nd 2012

United States: in summary, earnings reflect the transformation of the business model

Net attributable profit

(Constant €m)

+ 153.5%

+ 23.2%

114 235 289

12M09 12M10 12M11

Highlights

Change of model

Technological platform

Evolution of the balance sheet mix

Price management

BBVA 2011 Results / February 2nd 2012

United States: income statement

(Constant €m)

USA Accum. Growth 12M11 / 12M10

12M11 Abs. %

Net Interest Income 1,590 -128 -7.4%

Gross Income 2,277 -170 -7.0%

Operating Income 786 -210 -21.1%

Income Before Tax 383 + 81 27.0%

Net Attributable Profit 289 + 54 23.2%

BBVA 2011 Results / February 2nd 2012

WB&AM: revenue diversification

Gross income by geographic region

(Figures at 12M11, %)

Asia 4%

South America 19%

Mexico 17%

USA 12%

Europe 48%

Gross income by product

(Figures at 12M11, %)

Corporate finance 1%

Asset Management 6%

Credit 6%

FX 5%

Equities 6%

Rates 25%

Global transactional banking 21%

Global lending

BBVA 2011 Results / February 2nd 2012

WB&AM: stronger revenue from customers and resilience despite adverse conditions

Breakdown and evolution of gross income

(%)

CAGR

Cust. revenues

86 91

+4%

Other revenue

14 -36% 9

12M10 12M11

Stronger customer franchise

Net attributable profit

(Constant €m)

-7.1%

1,208 1,122

12M10 12M11

Resilience despite conditions

BBVA 2011 Results / February 2nd 2012

WB&AM: income statement

(Constant €m)

WB &AM Accum. Growth 12M11 / 12M10

12M11 Abs. %

Gross Income 2,724 -72 -2.6%

Operating Income 1,776 -207 -10.4%

Income Before Tax 1,673 -110 -6.2%

Net Attributable Profit 1,122 -86 -7.1%

BBVA 2011 Results / February 2nd 2012

BBVA: structurally resilient and able to adapt to new scenarios …

1 Capital

Compliance with EBA recommendations without selling strategic assets

2 Liquidity

Market access despite adverse conditions and a solid position in readiness for 2012

3 Risk

Highly stable indicators thanks to prudent strategy and anticipation

4 Earnings

Resilience with recovery of upward trend in revenue and investing for the future

The result of a forward-looking business model

BBVA 2011 Results / February 2nd 2012

2012: wide economic differences persist

From less to more

Conditions point to recession and gaps remain between centre and periphery

United States Gradual recovery

Emerging markets

Growth remains at high level

World-wide slowdown and outlook conditioned by European debt crisis

BBVA 2011 Results / February 2nd 2012

2012: BBVA Group

1 Capital

> 9% (EBA recommendation)

2 Liquidity

Stress-free

3 Risk

Stable indicators

Spain: organic capacity to absorb potential regulatory impacts

4 Earnings

Earnings growing in all geographic regions

BBVA

2011 Results

Ángel Cano, BBVA‘s President & COO

February 2nd 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 3, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer